Exhibit 21.1

Legal Name	Jurisdiction
Merisant Spain SL	Spain
Merisant Company 2, Sarl	Switzerland
Merisant Company	Delaware
Merisant Luxembourg, Sarl	Switzerland
Extraits Vegetaux et Derives, SAS	France
Zhang Jiangang Free Trade Zone Mafco Biotech Co., Ltd.	China
Mafco Worldwide LLC	Delaware